

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 9, 2016

Richard A. Galanti
Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re:** **Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 30, 2015**
> **Response Dated April 18, 2016**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your April 18, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to comments in our April 5, 2016 letter.

Form 10-K for the Fiscal Year Ended August 30, 2015

Financial Statements for the Fiscal Year Ended August 30, 2015

Note 8 – Income Taxes, page 59

We have read your response to comment 3. Please address the following:

- We note you had historically asserted that foreign undistributed earnings were indefinitely reinvested, and your response states that as a general matter you had considered the earnings of the Canadian subsidiaries to be permanently reinvested. Explain to us in more detail what specific evidence you had historically relied on to support your assertion that your Canadian undistributed earnings were indefinitely reinvested. In this regard, tell us whether you had documented plans for reinvestment of your Canadian earnings, such as working capital forecasts, long-term liquidity plans, capital improvement programs, investment plans, or other plans you relied on;

- Also tell us in more detail at what point you determined that these Canadian earnings would not be indefinitely reinvested, and explain what changed from your previous plans to cause this change in conclusion. As part of your response, tell us the amount of each Canadian repatriation you made and explain in detail the underlying reasons for each repatriation, including explaining which of your operations received or will receive each repatriation; and

- Please tell us how you concluded that the remaining $371 million of Canadian earnings and any future Canadian earnings should be considered permanently reinvested in light of your repatriation of amounts in previous years. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products